UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Overhill Farms, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

690212105

(CUSIP Number)

Lawrence H. Kaplan, 90 Hudson Street, Jersey City, NJ 07302 (201) 827-2269

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690212105

1.	Names of Reporting Persons: Lord, Abbett & Co. LLC I.R.S. Identification Nos. of Above Persons (Entities Only): 13-5620131

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO – Funds of investment advisory clients
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ] Not Applicable.
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,188,282

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,356,882

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,356,882

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not Applicable.

13.	Percent of Class Represented by Amount in Row (11) 8.5%

14.	Type of Reporting Person (See Instructions) IA

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CUSIP No. 690212105
This Amendment No. 3 to Schedule 13D with respect to the shares of common stock of Overhill Farms, Inc. (the “Issuer”) amends and supplements the Schedule 13D filed by Lord, Abbett & Co. LLC (the “Reporting Person”) on May 3, 2013, as previously amended (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.
Item 3.

Source and Amount of Funds or Other Consideration:

Item 3 of the Schedule 13D is amended and restated as follows:

The aggregate purchase price of the 1,356,882 shares of Common Stock of the Issuer beneficially owned by the Reporting Person was $6,935,692. The shares were acquired with available funds of the applicable customer funds and investment accounts for which the Reporting Person acts as investment adviser.

Item 5.	Interest in Securities of the Issuer
	Item 5 of the Schedule 13D is amended and restated as follows:
	(a)	Aggregate Number and Percentage: 1,356,882 and 8.5%
	(b)	Sole Voting Power: 1,188,282 Sole Dispositive Power: 1,356,882
	(c)	Since the date of its last amendment to this Schedule 13D, the Reporting Person sold on the open market an aggregate of 58,400 shares of common stock of the Issuer for aggregate proceeds of $289,664 on the dates and at the prices indicated in the following table.
		Date	No. of shares sold	Price per share	Total proceeds
		May 17, 2013	100	$4.96	$496
		May 21, 2013	400	$4.96	$1,984
		May 22, 2013	700	$4.96	$3,472
		May 23, 2013	2,900	$4.96	$14,384
		May 24, 2013	45,962	$4.96	$227,972
		May 28, 2013	3,300	$4.96	$16,368
		May 29, 2013	4,538	$4.96	$22,508
		May 30, 2013	500	$4.96	$2,480
		In addition, on June 13, 2013, the Reporting Person, an investment adviser registered under the Investment Advisers Act of 1940, as amended, ceased to have beneficial ownership of 59,414 shares of common stock of the Issuer and on June 14, 2013, the Reporting Person ceased to have beneficial ownership of an additional 168,879 shares of common stock of the Issuer.
	(d)	None
	(e)	Not Applicable.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 17, 2013
Date
/s/ Lawrence H. Kaplan
Signature
Lawrence H. Kaplan/Member
Name/Title

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